UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Entry into Material Definitive Agreements

On February 19, 2026, Tokyo Lifestyle Limited (“TKLF HK”), a wholly owned subsidiary of Tokyo Lifestyle Co., Ltd. (the “Company”), entered into a loan agreement with Mr. Mei Kanayama, the representative director and controlling shareholder of the Company (the “HK Loan Agreement”), pursuant to which Mr. Kanayama agreed to lend to TKLF HK an aggregate principal amount of HK$7,500,000 (the “HK Loan”). The HK Loan bears interest at the rate of 4.35% per annum, with a loan term from February 1, 2026 to January 31, 2031. TKLF HK should make a lump-sum repayment of principal and interest on the repayment date mutually agreed by the parties. Further, it should make annual interest payments on each anniversary of the drawdown date.

On February 24, 2026, the Company and Tokushin G. K. (“Tokushin”) was executed a subordinated loan agreement (the “Subordinated Loan Agreement”). Tokushin is a limited liability company formed under the laws of Japan owned by Mr. Kanayama and his family, for which Mr. Kanayama is the managing member. Pursuant to the Subordinated Loan Agreement, Tokushin agreed to lend to the Company an aggregate principal amount of JPY300,000,000 (the “Subordinated Loan”). The Subordinated Loan bears interest at the rate of 2.0% per annum, with the repayment date being January 31, 2031. The Company should make a lump-sum repayment of principal and interest on the repayment date. Further, it should make interest payments monthly on the last day of each calendar month. The principal of the Subordinated Loan ranks junior in priority of repayment to all other financing obligations of the Company at all times. The Subordinated Loan Agreement is dated November 27, 2025, was executed by both parties on February 24, 2026, and has a loan execution date of February 1, 2026.

As related party transactions, the HK Loan and the Subordinated Loan and the related agreements were approved by TKLF HK’s and the Company’s boards of directors on February 1, 2026 and January 22, 2026, respectively.

The foregoing summary of the HK Loan Agreement and the Subordinated Loan Agreement is qualified in its entirety by reference to the full text of such agreements, which are furnished as exhibits to this report on Form 6-K as Exhibit 10.1 and Exhibit 10.2, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

Date: March 6, 2026	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	HK Loan Agreement
10.2	Subordinated Loan Agreement

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